[Missing Graphic Reference]	William J. Evers Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street Newark, NJ 07102 Tel (973) 802-3716 William.evers@prudential.com

FILED VIA EDGAR CORRESPONDENCE

March 20, 2015

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
Registration Statement on Form N-4 (File No. 333-192701)

Pruco Life of New Jersey Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
Registration Statement on Form N-4 (File No. 333-192702)

Dear Ms. Samuel:

The purpose of this correspondence is to respond to Staff comments received orally on March 9, 2015.  The Staff’s comments (with specific page number references) relate to the prospectus that was filed for Pruco Life’s Prudential Premier Investment Variable Annuity (File No. 333-192701) in Post-Effective Amendment No. 1 to the N-4 registration statement.  Also, we are responding to these comments with the understanding that the same comments apply, as applicable, to the other Registration Statement Amendment (referenced above) filed on January 21, 2015.

Upon satisfaction of our revisions and/or further comment, we plan to file a Post-Effective Amendment under Rule 485(b) for each Registration Statement that will include exhibits and financial statements with a consent of our independent auditor.

The Staff’s comments and our proposed responses are below.

1.	Comment:

Clarify whether the new Tax Efficient Annuity Benefit Payout Option is available with existing Annuities or only available with the purchase of an Annuity on and after April 27, 2015, the effective date of the Prospectus.

Response:

We have added disclosure at the beginning of the Tax Efficient Annuity Benefit Payout Option on the attached page 40 that provides the following:

“This option is only available with non-qualified annuities with an application signed date on or after April 27, 2015.”

2.	Comment:

In sections of the prospectus where information is missing or incomplete (e.g. Examples), please provide that information.

Response:

We will be filing a Post-Effective Amendment under Rule 485(b) that will include all information in order to make the registration statement complete.

3.	Comment:

Annual Maintenance Fee (page 22)

Clarify the last sentence that was added and revise in plain English

Response:

We have clarified the last sentence in plain English.  The new sentence now provides the following on the attached page 21:

“If you elect the Tax Efficient Annuity Benefit Payout Option and begin receiving payments, the Annual Maintenance Fee will continue to be deducted.  We will continue to deduct this fee annually on the anniversary of the Issue Date of your Annuity and it will be deducted from the Sub-accounts in the same manner as described above.”

4.	Comment:

Examples of the Charge Basis (page 23)

Explain how long the premium-based insurance charge is deducted if the Tax Efficient Annuity Benefit Payout Option is elected.

Response:

If the Owner of the Annuity elects the Tax Efficient Annuity Benefit Payout Option, we will deduct the Premium Based Charge until the Annuity is fully surrendered or terminated.  We have revised the language as follows on the attached page 23:

“The Premium Based Insurance Charges will continue to be deducted if you elected the Tax Efficient Annuity Benefit Payout Option.  It will be deducted until the surrender or termination of the Annuity.”

5.	Comment:

Age Restrictions (page 25)

It appears there is text missing from the first sentence.  Please revise.

Response:

We have revised the language as follows on the attached page 25:

“Age Restrictions: Unless we agree otherwise and subject to our rules, in order to issue the annuity, we must receive the application, in Good Order, before the oldest of the Owner(s) and Annuitant(s) turns 85 years old.  If the optional Return of Purchase Payments Death Benefit is elected, we must receive the application in Good Order before the oldest of the Owner(s) and Annuitant(s) turns 79 years old.”

6.	Comment:

Death Benefit After the Benefit Valuation Date (page 44)

Please revise the last sentence in the first paragraph to read in plain English.

Response:

We have revised the last sentence in the first paragraph to make it more clear and to read in plain English as follows and as indicated on the attached page 44:

“Upon the Owner’s death, if there are any remaining Tax Efficient Annuity Payments to be paid, we will pay these remaining payments in the order provided below:
•	First, to the surviving joint owner, if any;
•	Second, to the named Beneficiary(ies), if living; or
•	Third, to the estate of the last surviving Owner.”

7.	Comment:

Special Rules for Non-Qualified Annuities When the Tax Efficient Annuity Benefit Option is in Effect (page 50).

Indicate whether beneficiaries can make different payout elections as to their respective share of the death benefit.

Response:

We have added disclosure on the attached page 50 indicating the following in the fourth bullet:

“If there are multiple beneficiaries, each beneficiary is entitled to their share of the Death Benefit, and will be able to either: (1) take their share of the Death Benefit proceeds as a lump sum payment; or (2) continue any remaining Tax Efficient Annuity Payments.”

8.	Comment:

Appendix B (page B-1)

Delete last sentence of introduction and list all material variations in Appendix B.  Specify throughout the Prospectus where Appendix B is mentioned that all material state variations appear in Appendix B.

Response:

Because of revisions to the prospectus, Appendix B, “Special Contract Provisions for Annuities Issued in Certain States,” is now Appendix C.  All material state variations will appear in Appendix C as indicated on the attached pages C-1 and C-2.

Please call me at (973) 802-3716, if you have any questions.

Sincerely,

Pruco Life Insurance Company

/s/William J. Evers
William J. Evers
Vice President, Corporate Counsel

▪
Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

▪
Joint Life Annuity Option. Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.

▪
Joint Life Annuity Option With a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants’ joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.

We reserve the right to cease offering any of these Other Annuity Options. If we do so, we will amend this Prospectus to reflect the change. We reserve the right to make available other annuity options.

Tax Efficient Annuity Benefit Payout Option

This option is only available with non-qualified annuities with an application signed date on or after April 27, 2015. (SEC Comment 1)

The Tax Efficient Annuity Benefit Payout Option is an alternate annuity payout option providing variable payments for a certain period of time.  This payout option is an alternative to the other annuity options offered under your Annuity and described in this section of the Prospectus.

The payment amount that is calculated under this option will be based on your Account Value on the same calculation date each year.  If this payout option is elected, you will still have access to your Account Value in the form of partial withdrawals and full surrender rights and are allowed to make transfers among your selected investment options.  Your Tax Efficient Annuity Payments are subject to any applicable CDSC.  Please note that since your payment amount is recalculated each year based on your Account Value, your payments will increase or decrease based on the performance of your underlying Sub-accounts.

The Tax Efficient Annuity Benefit Payout Option may provide a more tax efficient payment stream of income if investment gain exists in your Annuity compared to taking partial surrenders or systematic withdrawals.  Under this option, taxable income is spread out over a period of time in the form of annuity payments representing a combination of both investment gain and cost basis to be distributed at the time of the annuity payment. Investment gain in your Annuity is a requirement in order to elect this option.  Before electing this option, please consult with your Financial Professional and your tax advisor to determine if this option best suits your retirement and income needs.   Please also see the “Tax Considerations” section of this Prospectus for additional information on the Tax Efficient Annuity Payout Option.

 Eligibility for the Tax Efficient Annuity Benefit Payout Option

Under the Tax Efficient Annuity Benefit Payout Option, you may elect to receive annuity payments at any time after your Annuity is issued subject to certain restrictions listed below.  The annuity payment is calculated on the Benefit Valuation Date and each subsequent anniversary of the Benefit Valuation Date as described below.

To elect this option, you must meet the following requirements:

(1)	Your Annuity is non-qualified;

(2)	You submitted an election form for the payout option to us in Good Order;

(3)	You meet the age requirements described below;

40

CDSC or tax withholding to that entire amount. As a result, you will pay a greater CDSC or have more tax withheld if you elect a net withdrawal.

▪
If you request a gross withdrawal, the amount of the CDSC will reduce the amount of the withdrawal you receive. In this case, the CDSC would equal $2,125 (($50,000 – the free withdrawal amount of $7,500 = $42,500) x .05 = $2,125). You would receive $47,875 ($50,000 – $2,125). To determine your remaining Unadjusted Account Value after your withdrawal, we reduce your initial Unadjusted Account Value by the amount of your requested withdrawal. In this case, your Unadjusted Account Value would be $35,000 ($85,000 – $50,000).

▪
If you request a net withdrawal, we first determine the entire amount that will need to be withdrawn in order to provide the requested payment. We do this by first subtracting the free withdrawal amount and dividing the resulting amount by the result of 1 minus the surrender charge. Here is the calculation: $42,500/(1 – 0.05) = $44,736.84. This is the total amount to which the CDSC will apply. The amount of the CDSC is $2,236.84. Therefore, in order to for you to receive the full $50,000, we will need to deduct $52,236.84 from your Unadjusted Account Value, resulting in remaining Unadjusted Account Value of $32,763.16.

Example 2
Assume the following:
▪	you took the withdrawal described above as a gross withdrawal;
▪	two years after the withdrawal described above, the Unadjusted Account Value is $48,500 ($35,000 of remaining Unadjusted Account Value plus $13,500 of investment gain);
▪	the free withdrawal amount is still $7,500 because no additional Purchase Payments have been made and the Purchase Payment is still subject to a CDSC; and
▪	the applicable CDSC in Annuity Year 7 is now 3%.

If you now take a second gross withdrawal of $10,000, $7,500 is not subject to the CDSC because it is the free withdrawal amount. The remaining $2,500 is subject to the 3% CDSC or $125 and you will receive $9,875.

On the day that we process your request for a withdrawal, we calculate a CDSC based on any Purchase Payments not previously withdrawn. If your Account Value has declined in value, or if you had made prior withdrawals that reduced your Account Value, the dollar amount of your requested withdrawal may represent, as a percentage of the Purchase Payments being withdrawn, a dollar amount that is greater than your Account Value. As CDSC is calculated as a percentage of Purchase Payments being withdrawn, withdrawals in certain scenarios will result in a higher dollar charge than if CDSC was calculated as a percentage of your Account Value.

Please note that if you elect the Tax Efficient Annuity Payout Option, net withdrawals are not available of your Tax Efficient Annuity Amount.  All tax efficient annuity payments will be gross distributions.

We may waive any applicable CDSC under certain circumstances described below in “Exceptions/Reductions to Fees and Charges.”

Transfer Fee: Currently, you may make 20 free transfers between Investment Options each Annuity Year. We may charge $10 for each transfer after the 20th in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging or Automatic Rebalancing program when we count the 20 free transfers. All transfers made on the same day will be treated as one transfer. Transfers made through any electronic method or program we specify are not counted toward the 20 free transfers. The transfer fee is deducted pro rata from all Sub-accounts in which you maintain Account Value immediately subsequent to the transfer.

Annual Maintenance Fee: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Unadjusted Account Value, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of the most recently assessed Annual Maintenance Fee. The fee is taken out first from the Sub-accounts on a pro rata basis and then from the DCA MVA Options (if the amount in the Sub-accounts is insufficient to pay the fee). The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $100,000. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit.

If you elect the Tax Efficient Annuity Benefit Payout Option and begin receiving payments, the Annual Maintenance Fee, will continue to be deducted.  We will continue to deduct this fee annually on the anniversary of the Issue Date of your Annuity and it will be deducted from the Sub-accounts in the same manner as described above. (SEC Comment #3)

Tax Charge: Some states and some municipalities charge premium taxes or similar taxes on annuities that we are required to pay. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. We reserve the right to deduct the tax from Purchase Payments when received, from Surrender Value upon surrender, or from Unadjusted

▪	your Account Value due to negative performance of the investment options. As a result of the partial withdrawal, your new Charge Basis is $75,000.

A Premium Based Insurance Charge is not deducted: (a) on or after the Annuity Date; (b) Death Benefit has been determined under the Annuity (unless Spousal Continuation occurs); or (c) in the event of a full surrender of the Annuity (unless the full surrender occurs on a Quarterly Annuity Anniversary, in which case we will deduct the charge prior to terminating the Annuity). If the Quarterly Annuity Anniversary is not on a Valuation Day, we will deduct the Premium Based Insurance Charge on the next Valuation Day.

The Premium Based Insurance Charges will continue to be deducted if you elected the Tax Efficient Annuity Benefit Payout Option.  It will be deducted until the surrender or termination of the Annuity.  (SEC Comment 4)

We will take the Premium Based Insurance Charge pro rata from each of the Sub-accounts every quarter.  If the value of those Sub-accounts is not sufficient to cover the charge, we will take any remaining portion of the charge from the DCA MVA Options. For purposes of deducting the charge from the DCA MVA Options (a) with respect to DCA MVA Options with different amounts of time remaining until maturity, we will take the withdrawal from the DCA MVA Option with the shortest remaining duration, followed by the DCA MVA Option with the next-shortest remaining duration (if needed to pay the charge) and so forth (b) with respect to multiple DCA MVA Options that have the same duration remaining until maturity, we take the charge first from the DCA MVA Option with the shortest overall Guarantee Period and (c) with respect to multiple DCA MVA Options that have the same Guarantee Period length and duration remaining until the end of the Guarantee Period, we take the charge pro rata from each such DCA MVA Option. In this Prospectus, we refer to the preceding hierarchy as the “DCA MVA Option Hierarchy.” We will only deduct that portion of the Premium Based Insurance Charge that does not reduce the Unadjusted Account Value below the lesser of $500 or 5% of the sum of the Purchase Payments allocated to the Annuity (which we refer to here as the “floor”). However, if a Premium Based Insurance Charge is deducted on the same day that a withdrawal is taken, it is possible that the deduction of the charge will cause the Unadjusted Account Value to fall below the immediately-referenced Account Value “floor.” The Premium Based Charge is not considered a withdrawal for any purpose, including determination of free withdrawals, or CDSC.

Optional Return of Purchase Payments Death Benefit Charge: If you elect to purchase the optional death benefit, we will deduct an additional charge. The additional charge for the optional Return of Purchase Payments Death Benefit is comprised of an Account Value based charge assessed daily and a premium based charge assessed quarterly. See the section of the Prospectus entitled, “Summary of Contract Fees and Charges.”

Fees and Expenses Incurred by the Portfolios: Each portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are assessed against each portfolio’s net assets, and reflected daily by each portfolio before it provides Pruco Life with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the summary Prospectuses and Prospectuses for the portfolios, which can be obtained by calling 1-888-PRU-2888.

DCA MVA OPTION CHARGES
No specific fees or expenses are deducted when determining the rates we credit to a DCA MVA Option. However, for some of the same reasons that we deduct the Total Insurance Charge against the Account Value allocated to the Sub-accounts, we also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to a DCA MVA Option.

ANNUITY PAYMENT OPTION CHARGES

If you select a fixed payment option upon Annuitization, the amount of each fixed payment will depend on the Unadjusted Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply.

TAX EFFICIENT ANNUITY BENEFIT PAYOUT OPTION CHARGES:  We also offer a variable payment option.  Please see the “Annuity Options” section of this Prospectus for details on the Tax Efficient Annuity Benefit Payout Option.  All fees and charges described above will continue to apply if you elect this payout option, and will continue to apply even after you begin receiving payments.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC (B Series only) or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the Total Insurance Charge that is deducted

PURCHASING YOUR ANNUITY

REQUIREMENTS FOR PURCHASING THE ANNUITY

We may apply certain limitations, restrictions, and/or underwriting standards as a condition of our issuance of an Annuity and/or acceptance of Purchase Payments. The current limitations, restrictions and standards are described below. We may change these limitations, restrictions and standards in the future.

Initial Purchase Payment: An initial Purchase Payment is considered the first Purchase Payment received by us in Good Order and in an amount sufficient to issue your Annuity. This is the payment that issues your Annuity. All subsequent Purchase Payments allocated to the Annuity will be considered Additional Purchase Payments. Unless we agree otherwise and subject to our rules, you must make a minimum initial Purchase Payment of $10,000 for both Annuities. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we may accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased.

We must approve any initial and additional Purchase Payments where the total amount of Purchase Payments equals $1,000,000 or more with respect to this Annuity and any other annuities you are purchasing from us (or that you already own) and/or our affiliates. To the extent allowed by state law, that required approval also will apply to a proposed change of owner of the Annuity, if as a result of the ownership change, total Purchase Payments with respect to this Annuity and all other annuities owned by the new Owner would equal or exceed that $1,000,000 threshold. We may limit additional Purchase Payments under other circumstances, as explained in “Additional Purchase Payments,” below.

Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Annuity Owner’s ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers, partial withdrawals, total withdrawals, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.

Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life by wiring funds through your Financial Professional’s broker-dealer firm. Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions. You can allocate Purchase Payments to one or more available Investment Options.

Speculative Investing: Do not purchase this Annuity if you, anyone acting on your behalf, and/or anyone providing advice to you plan to use it, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme now or at any time prior to termination of the Annuity. Your Annuity may not be traded on any stock exchange or secondary market. By purchasing this Annuity, you represent and warrant that you are not using this Annuity, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.

Currently, we will not issue an Annuity, permit changes in ownership or allow assignments to certain ownership types, including but not limited to: corporations, partnerships, endowments and grantor trusts with multiple grantors. Further, we will only issue an Annuity, allow changes of ownership and/or permit assignments to certain ownership types if the Annuity is held exclusively for the benefit of the designated annuitant. These rules are subject to state law. Additionally, we will not permit election of any optional death benefit by certain ownership types. We may issue an Annuity in ownership structures where the annuitant is also the participant in a Qualified or Non-Qualified employer sponsored plan and the Annuity represents his or her segregated interest in such plan. We reserve the right to further limit, restrict and/or change to whom we will issue an Annuity in the future, to the extent permitted by state law. Further, please be aware that we do not provide administration for employer-sponsored plans and may also limit the number of plan participants that may elect to use our Annuity as a funding vehicle.

Age Restrictions: Unless we agree otherwise and subject to our rules, in order to issue the annuity, we must receive the application, in Good Order, before the oldest of the Owner(s) and Annuitant(s) turns 85 years old.  If the optional Return of Purchase Payments Death Benefit is elected, we must receive the application in Good Order before the oldest of the Owner(s) and Annuitant(s) turns 79 years old. (SEC Comment 5). If you purchase a Beneficiary Annuity, the maximum issue age is 70 based on the Key Life. The availability of protection of certain optional benefits may vary based on the age of the oldest Owner (or Annuitant, if entity owned) on the Issue Date of the Annuity. In addition, the broker-dealer firm through which you are purchasing an Annuity may impose a younger maximum issue age than what is described above – check with the broker-

under your Annuity.  Please note that partial withdrawals may result in your Account Value reducing to zero before the end of your payment period.  If this occurs, no further annuity payments under your Tax Efficient Annuity Benefit Payout Option will be made to you and the Annuity will terminate.

You may also request to fully surrender your Annuity after the Benefit Valuation Date, subject to any applicable withdrawal charges.  Such surrender request, however, cannot be made under Internal Revenue Code Section 1035.  Additionally, once we process your full surrender request, no further annuity payments will be made to you and your Annuity will terminate.

Example of a Partial Withdrawal under the Tax Efficient Annuity Benefit Payout Option

Assume the following:

•	On your Benefit Valuation Date, your Account Value is equal to $100,000 and your cost basis is $80,000.

•	You elected a 20 year period certain on a monthly basis for a total of 240 Tax Efficient Annuity Payments.

•
Now assume that on the current Valuation Day, you have already taken 27 payments and your Account Value is $81,000 and your cost basis is $71,000.  You have 213 payments left in your period certain (240-27=213 payments or 2 years and 3 months of payments taken).

•	On the current Valuation Day, you decide to take a partial withdrawal in the amount of $6,000.

•	The calculation to determine how much of your partial withdrawal would be excludable from taxes is as follows:

o	Cost basis prior to partial withdrawal multiplied by (partial withdrawal/Account Value prior to withdrawal).

o	Using the above hypothetical values, this would be $71,000 multiplied by ($6,000/$81,000) = $5,259.26, which is the excludable amount and $740.74 is the taxable amount.

o	Assume that after the partial withdrawal, your Account Value is $75,000 and your cost basis is $65,740.

o
Your Tax Efficient Annuity Amount is equal to your current Account Value divided by the number of remaining payments.  This would be $75,000/213 remaining payments, which equals your new Tax Efficient Annuity Payment Amount of $352.11.

o
The amount that is considered to be cost basis for the remaining Tax Efficient Annuity Payments would equal the current cost basis after the partial withdrawal divided by the remaining Tax Efficient Annuity Payments.  This would be $65,740 (cost basis)/213 remaining Tax Efficient Annuity Payments, which would equal $308.64 as the new excludable amount.

Death Benefit After the Benefit Valuation Date

Upon the death of the Owner (the first to die of the joint Owners, or the Annuitant if the Annuity is entity-owned) after the Benefit Valuation Date, the Account Value will remain in the elected Sub-accounts and/or the DCA MVA Options to which it was allocated at the time of death.  Upon the Owner’s death, if there are any remaining Tax Efficient Annuity Payments to be paid, we will pay these remaining payments in the order provided below:

•	First, to the surviving joint owner, if any;

•	Second, to the named Beneficiary(ies), if living; or

•	Third, to the estate of the last surviving Owner. (SEC Comment 6)

If the payee(s) to whom any remaining Tax Efficient Annuity Payments are payable upon the Owner’s (Annuitant’s) death is also the Beneficiary for the Death Benefit, the Death Benefit feature will remain in effect and the payee(s) may instead elect to receive a single sum payment of the Death Benefit in accordance with the Annuity.  If the payee(s) make this

Special Rules for Non-Qualified Annuities When the Tax Efficient Annuity Benefit Payout Option is in Effect

For non-qualified Annuities, if the Tax Efficient Annuity Benefit Payout Option was elected, the following rules apply:

•
Upon the death of the Owner, any remaining scheduled Tax Efficient Annuity Payments will continue and be paid in the following order: (1) to the surviving joint Owner, if any; (2) to the named beneficiary(ies), if living; (3) to the estate of the last surviving Owner.

•	Any remaining scheduled Tax Efficient Annuity Payments will continue and will be made as described above on the same schedule as the Owner elected.
•	Rather than continuing payments, the beneficiary may instead surrender the Annuity and take a lump sum payment of the Death Benefit.
•
If there are multiple beneficiaries, each beneficiary is entitled to their share of the Death Benefit, and will be able to either: (1) take their share of the Death Benefit proceeds as a lump sum payment; or (2) continue any remaining Tax Efficient Annuity Payments.

•	We will continue Tax Efficient Annuity payments to the Owner until all required death claim paperwork is received in Good Order.
•	Annuity proceeds will remain invested as they were upon the Owner’s death and will be subject to market performance until claimed by the designated beneficiary(ies).

                                              50

APPENDIX C– SPECIAL CONTRACT PROVISIONS FOR ANNUITIES ISSUED IN CERTAIN STATES

Certain features of your Annuity may be different than the features described earlier in this Prospectus, if your Annuity is issued in certain states described below.

Jurisdiction	State Variations
California
Contingent Deferred Sales Charge is referred to as the Surrender Charge.

In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” there are no restriction on ownership changes or assignments.  However, your right to assign, transfer or pledge the Annuity for a loan may be limited if the Annuity is used as an Individual Retirement Annuity (“IRA”) or other qualified investment that is given beneficial tax treatment under the Code.

In the “Surrenders” section of this prospectus, under “Medically-Related Surrenders,” the Medically Related Surrender is not available.

In the “Death Benefit” section of this prospectus, under Optional Death Benefit—The Return of Purchase Payments Death Benefit,” for purposes of electing and maintaining the Return of Purchase Payments Death Benefit, the Owner, if a natural person, must also be the Annuitant.  You may not designate Joint Owners if you elect this optional death benefit.  Also, the death benefit suspension period applies if there is a change of Annuitant more than 60 days after the Issue Date of your Annuity.

In the “Death Benefit” section of this prospectus, “Due Proof of Death” is met when the documentation we receive upon death evidences proof of death and the eligible beneficiary identification.

Connecticut
In “Appendix D, MVA Formula For 6 or 12 Month DCA MVA Options,”  the Liquidity Factor used in the MVA/DCA formula equals zero (0).

In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” the reserved right to reject ownership changes only applies if the proposed new owner is a structured settlement company or institutional investor.

Florida
In the “Annuity Options” section of this prospectus, there is a one year waiting period for annuitization.

In the “Fees, Charges and Deductions,” section of this prospectus under “Contingent Deferred Sales Charge (“CDSC” (For B Series Only),” with respect to those who are 65 years or older on the date of purchase, in no event will the Contingent Deferred Sales Charge exceed 10% in accordance with Florida law.

In the “Managing Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” the right to assign, transfer or pledge the Annuity for a loan may be limited if the Annuity is used as an Individual Retirement Annuity (“IRA”) or other qualified investment that is given beneficial tax treatment under the Code.

Maryland	In the “Purchasing Your Annuity” section of this prospectus, there is no restriction on limiting or rejecting certain Purchase Payments.
Massachusetts
In the “Annuity Options” section of this prospectus, the annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option.

In the “Surrenders” section of this prospectus, under “Medically-Related Surrenders,” Medically-Related Surrenders are not available.

Montana	In the “Annuity Options” section of this prospectus, the annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option.
New Jersey
In the “Managing of Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” the reserved right to reject ownership changes and assignments only applies if the proposed new owner is a structured settlement company or institutional investor.

New Mexico	In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in New Mexico.
North Carolina	In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in North Carolina.

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Ohio	In “Appendix D, MVA Formula For 6 or 12 Month DCA MVA Options,” the Liquidity Factor used in the MVA/DCA formula equals zero (0).
Oregon
In the “Managing Your Account Value” section of this prospectus under “6 or 12 Month Dollar Cost Averaging Program,” the 6 or 12 Month DCA MVA Options are not available.

In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in Oregon.

In the “Managing of Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” there is no reserved right to reject any transfer, assignment or pledge, but the right to transfer, assign or pledge the Annuity may be limited depending on the use of the Annuity.

Texas
In the “Purchasing of Your Annuity” section of this prospectus under “Beneficiary Annuity,” the Beneficiary Annuity is not available in Texas.

In the “Annuity Options” section of this prospectus, the minimum annuity payment is $20.

In the “Managing of Your Annuity” section of this prospectus, under “Change of Owner, Annuitant and Beneficiary Designations,” there is no reserved right to reject any transfer, assignment or pledge, but the right to transfer, assign or pledge the Annuity may be limited depending on the use of the Annuity.

In the “Fees, Charges and Deductions” section of this prospectus under “Tax Charge,” no premium taxes apply to annuities issued in Texas.

Washington	In the “Managing Your Account Value” section of this prospectus under “6 or 12 Month Dollar Cost Averaging Program ,” the 6 and 12 Month DCA MVA Options are not available.

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